UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

# Santander

Banco Santander (Brasil) S.A.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

Index

1	Message from the Chairman of the Board of Directors	4
2	Call Notice	5
3	Attendance of Shareholders at the ESM
3.1	Representation by way of a proxy	7
4	Matters to be discussed at the ESM
4.1	Proposal for decrease of share capital made within the context of the optimization of the composition of the regulatory capital of Santander Brasil.	8
4.2	Proposal for amendment to item XIII of article 17 of the Company’s bylaws to enable the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013.	9
4.3.	To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.	10
5	List of Exhibits:
	Exhibit I – Proposal for decrease of the Company’s share capital, including the information set out in Exhibit 16, of CVM Instruction No. 481/09	11
	Exhibit II – Copy of the bylaws separately containing the amendments proposed and related justifications, in conformity with article 11 of CVM Instruction No. 481/09	13
	Exhibit III – Minutes of the Meeting of the Board of Directors held on September 26, 2013 Exhibit IV – Material Fact published on September 27, 2013	48 50
	Exhibit V - Proposal of changing the Composition of the Company’s Board Of Directors	54
	Exhibit VI - Documents and Related Links	59

GLOSSARY, ABBREVIATIONS AND DEFINED TERMS

For the purposes of this Guide, the terms set out below will have the meaning ascribed to them, except when otherwise defined herein.

ESM                                                 Company’s Extraordinary Shareholders’ Meeting, to be held on November 1, 2013, at 4:00 p.m..

Central Bank                                     Central Bank of Brazil.

Company or Santander Brasil Banco Santander (Brasil) S.A.

Board of Directors                             Company’s Board of Directors.

CMN                                                National Monetary Council.

Call Notice                                        Call notice published by the Company in the Official Gazette of the State of São Paulo (DOESP), and in Valor Econômico newspaper, in the editions of October 01, 02 and 03, 2013 relating to the ESM.

CVM Instruction 481/09                     CVM Instruction 481, of December 17, 2009.

Brazilian Corporation Law                  Law No. 6404 of December 15, 1976, and subsequent amendments thereto.

Guide                                                This Guide for Attendance at the ESM.

1. Message From the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to attend the Extraordinary Shareholders Meeting (“ESM”) of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”), to be held on November 1, 2013, at 4:00 p.m., at the auditorium in the Company’s main place of business located at Avenida Presidente Juscelino Kubitschek, nos. 2.041 and 2.235, 1º mezanino, Vila Olímpia, São Paulo – SP.

This Manual for participating on Shareholders’ meeting (“Manual”)we are publishing this Manual to assist our shareholders in taking decisions, providing to you in advance relevant clarifications and orientation for voting.

This ESM will resolve on (i) the proposal for capital decrease of Santander Brasil by the amount of six billion Brazilian reais (R$6,000,000,000.00), without reduction of the number of shares, within the context of the optimization of the composition of the regulatory capital of Santander Brasil; (ii) the amendment to the bylaws to enable the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, as set forth in the prevailing laws; and (iii) To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.

In order to facilitate the analysis and examination of the matters to be discussed at the ESM, we attach as exhibits hereto all documents relating to the matters included in the Call Notice, in conformity with CVM Instruction No. 481 of December 17, 2009 (“CVM Instruction 481”).

Please read it carefully. We are at your disposal to solve any doubt through the e-mails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Guide fulfills its goal of helping to explain the matters to be discussed. Your attendance in this important occasion will be exceptionally appreciated by us.

Yours truly,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF no. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), are hereby invited, pursuant to article 124 of Law No. 6.404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on November 1, 2013, at 4 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1st mezzanine – District of Vila Olímpia, to resolve on the following Agenda:

(i)        Proposal for the Company’s capital decrease by six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), without decreasing the number of shares and, moreover, keeping the percentage of ownership interest held by shareholders in the Company’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws;

(ii)       Proposal for amendment to item XIII of article 17 of the Company’s bylaws, so as to confer upon the Board of Directors the authority to resolve on the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013; and

(iii)      To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The Company´s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company´s shareholders is represented by an attorney, the Company´s shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before the ESM the power of attorney duly granted as required by; and

3. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites (www.ri.santander.com.br in Corporate Governance >> Minutes o Management Meetings and www.santander.com.br/acionistas and  www.santander.com.br/acionistas at Download Center); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, September 30, 2013

Celso Clemente Giacometti

CHAIRMAN OF THE BOARD OF DIRECTORS

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo[1](original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unitholders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at AvenidaPresidenteJuscelinoKubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

1The followingdocuments may be presented:  (i) General Registration ID Card (RG); (ii)Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2By-Laws/Articles of Association and Minutes/Instruments of election of the legalrepresentatives registered with the pertinent body.

4. Matters to Be Discussed at the ESM

4.1. Resolve on the proposal for decrease of share capital made by six billion Brazilian reais (R$6,000,000,000.00), and subsequent amendment to the main section of article 5 of the Bylaws, so as to reflect the aforesaid decrease, within the context of the optimization of the composition of the Company’s regulatory capital.

The matter to be presented and voted at the ESM corresponds to the first stage of implementation of a plan for optimization of the composition of the Company’s regulatory capital, by keeping the current volume and diversifying the regulatory capital in terms of currency and composition. Shareholders should hereby analyze and vote the Company’s capital decrease by six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), without decreasing the number of shares and, moreover, keeping the percentage of ownership interest held by shareholders in the Company’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Company’s Bylaws, which will have the following wording:

“Art. 5. The capital stock is fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), divided into three hundred and ninety-nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five (399,044,116,905) shares, beingtwo hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four (212,841,731,754) common shares and one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one (186,202,385,151) are preferred nominative shares, with no par value”

In light of the abovementioned capital decrease, the Company’s shareholders will receive, as capital reduction, the amount equivalent to R$1.584069138330 for each Unit or R$0.015086372746 for each common or preferred share issued by the Company. The capital decrease is justified in view of the excess capital compared to the Company’s current capital structure, in conformity with article 173 of the Brazilian Corporate Law.

The effectiveness of the capital decrease is conditioned on (i) the approval of the capital decrease at the ESM; (ii) the completion of the procedure for opposition by unsecured creditors, in conformity with article 174 of Law No. 6404/76; (iii) the approval by the Central Bank, pursuant to the applicable regulation and (iv) the filing of the minutes of the ESM with the Board of Trade of the State of São Paulo (JUCESP).

The information set out in Exhibit 16 of CVM Instruction 481/09 is available for consultation by shareholders in Exhibit I hereof.

4.2       Proposal for amendment to item XIII of article 17 of the Company’s bylaws to enable the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013.

The proposal is intended to amend the Company’s bylaws so as to enable the issuance of securities and other convertible instruments, in conformity with prevailing regulation. Likewise the proposal for capital decrease, the amendment to item XIII of article 17 of the bylaws can also be included in the plan for optimization of the composition of the Company’s regulatory capital, since it will enable the Board of Directors to approve the issuance, within the limit of authorized capital, of instruments eligible to comprise Tier I and/or Tier II of the Company’s regulatory capital, in conformity with prevailing regulation. If the proposal is approved, item XIII of article 17 will have the following wording:

“Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:

(...)

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;”

The information set out in Article 11 of CVM Instruction 481/09 is included in Exhibit II hereto.

4.3.      To approve (a) the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (b) the conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (c) to confirm the composition of the Company’s Board of Directors.

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

Today, the Board of Directors are composed by 8 (eight) members, and 3 (three) of them are independent, which is a higher number than it is demanded by our By-Laws and by the Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.santander.com.br/ri  and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, after positive deliberation of the Company’s Directors, on the Board of Directors Meeting held on August 28, 2013, approved the conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors, until the first EGM to be hold. Nevertheless, the management also proposes the conduction of the current member of Board of Directors, Mr. Jesús María Zabalza Lotina, to the position of Vice-President of the Company’s Board of Directors, in a way that the composition of Board of Directors of the Company will be the following:

Name	Post
Celso Clemente Giacometti	President and Independent Member
Jesús Maria ZabalzaLotina	Vice-President
Conrado Engel	Member
José Antonio Alvarez Alvarez	Member
José Manuel Tejon Borrajo	Member
José de Paiva Ferreira	Member
Marilia ArtimonteRocca	IndependentMember
Viviane Senna Lalli	IndependentMember

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit V of this Manual.

EXHIBIT I

Proposal for decrease of the Company’s share capital, including the information set out in Exhibit 16, of CVM Instruction No. 481/09

CAPITAL DECREASE

1. Inform the amount of the decrease and the new share capital.

The Company’s share capital will be decreased by six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21).

2. Explain, in details, the reasons, method and consequences of the decrease.

The decrease of capital is inserted within the context of an optimization of the composition of the regulatory capital of Santander Brasil, which also includes the issuance instruments to compose the Tier I and/or Tier II of the regulatory capital of Santander Brasil in the proportion to be defined abroad, in the form of notes, in an amount equivalent to the capital decrease to be made, as well as the implementation of a share bonus plan and adjustment to the composition of Units issued by Santander Brasil, followed by a reverse split of shares, so as to eliminate the trade in cents of the shares issued by Santander Brasil and, consequently, increase liquidity and cut down trading costs to shareholders.

In view of the new prudent capital rules applicable to financial institutions (also known as “Basel III”), the subscribed share capital is presently considered as high and its decrease and replacement for  instruments eligible to compose Tier I and/or Tier II of the regulatory capital will offer prospects of optimization of the capital structure of Santander Brasil. Therefore, the purpose is to set out a capital structure appropriate to the new prudent rules, aligned with the business plan and  growth of assets.

In view of the capital decrease, there will be no decrease in the number of shares, it being understood, that the percentage of ownership interest held by shareholders in Santander Brasil will remain unchanged.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

3. Furnish a copy of the opinion issued by the Board of Auditors (Conselho Fiscal), if any, when the capital decrease proposal is the management’s initiative.

There is no installed Board of Auditors in the Company.

4. Inform, if applicable:

(a) the refund amount per share;

Shareholders will receive an amount equivalent to R$1.584069138330 for each Unit or R$0.015086372746 for each common or preferred share, with no inflation adjustment from the ESM date up to the date of actual payment to shareholders.

(b) the amount of decrease of the value of the shares to the amount of the entries in case of unpaid capital; or

Not applicable, the share capital is fully paid in.

(c) the number of shares subject to decrease

There will be no decrease in the number of shares, it being understood that the percentage of ownership interest held by shareholders in Santander Brasil will remain unchanged.

EXHIBIT II

Proposal for amendment to the Company’s bylaws, including the information set out in article 11 of CVM Instruction 481/09

I.         Copy of the bylaws emphasizing the amendments proposed

Current Version	Modified Version
SECTION I – CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES	SECTION I – CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES
Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.	Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.

Sole Paragraph. As admission of the Company on the special sESMent of listing called Level 2 of Corporate Governance ("Level 2"), from BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), the Company, its shareholders, administrators and members of the Fiscal Council, when installed, shall submit to the dispositions of the Level 2 Listing Regulament of Corporate Governance from BM&FBOVESPA ("Level 2 Regulations").

Sole Paragraph. As admission of the Company on the special sESMent of listing called Level 2 of Corporate Governance ("Level 2"), from BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), the Company, its shareholders, administrators and members of the Fiscal Council, when installed, shall submit to the dispositions of the Level 2 Listing Regulament of Corporate Governance from BM&FBOVESPA ("Level 2 Regulations").

Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.	Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.
Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.	Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.
Article 3. The term of duration of the Company is indefinite.	Article 3. The term of duration of the Company is indefinite.

Article 4. The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.

Article 4. The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.

SECTION II - CAPITAL STOCK AND SHARES	SECTION II - CAPITAL STOCK AND SHARES

Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

Article 5. The capital stock is fifty six billion, eight hundred and twenty eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty one cents (R$56,828,201,614.21), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law

Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law

Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.

Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.

Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital.	Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital

Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.

Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.

Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.	Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I – dividends that are greater by ten percent (10%) than the dividends payable to common shares;

II – priority to receive dividends;

III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;

IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price and in the same conditions offered to the Controlling Interest, according to the definitions set forth in Section X of these Bylaws.

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I – dividends that are greater by ten percent (10%) than the dividends payable to common shares;

II – priority to receive dividends;

III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;

IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price and in the same conditions offered to the Controlling Interest, according to the definitions set forth in Section X of these Bylaws.

Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:

(a) change of type, merger, consolidation or spin-off of the Company;

(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

(c) the valuation of assets to be contributed to pay up a capital increase of the Company;

(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Article 48  of these Bylaws; and

(e) Amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Regulations of BM&FBOVESPA, provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Agreement remains in effect.

Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:

(a) change of type, merger, consolidation or spin-off of the Company;

(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

(c) the valuation of assets to be contributed to pay up a capital increase of the Company;

(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Article 48  of these Bylaws; and

(e) Amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Regulations of BM&FBOVESPA, provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Agreement remains in effect.

Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.

Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.

Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefore.	Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefore.

Paragraph 10. The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.

Paragraph 10. The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.

Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15) consecutive days or ninety (90) nonconsecutive days in the course of the year.

Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15) consecutive days or ninety (90) nonconsecutive days in the course of the year.

Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.

Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.

Paragraph 13. At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.

Paragraph 13. At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.

SECTION III - SHAREHOLDERS’ MEETINGS	SECTION III - SHAREHOLDERS’ MEETINGS
Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.	Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.

Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Fiscal Council, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting. A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.

Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Fiscal Council, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting. A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.

Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.

Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.

Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Fiscal Council, where functioning.	Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Fiscal Council, where functioning.

Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.

Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 48, paragraph one, of these Bylaws.

Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 48, paragraph one, of these Bylaws.

SECTION IV - MANAGEMENT	SECTION IV - MANAGEMENT
Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.	Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors may or may not be shareholders, whether or not residing in the country and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors may or may not be shareholders, whether or not residing in the country and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations and to attend the applicable legal requirements. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations and to attend the applicable legal requirements. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.

Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.

Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:

I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or

II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.

Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:

I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or

II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.

Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.	Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.
Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.	Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.

CHAPTER I BOARD OF DIRECTORS	CHAPTER I BOARD OF DIRECTORS

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12) members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12) members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.

Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.

Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this article 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).

Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this article 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).

Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Article 40 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company, in magnitude that results in loss of independence; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company; (vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to an Independent Director. Qualification as an Independent Director shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.

Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Article 40 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company, in magnitude that results in loss of independence; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company; (vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to an Independent Director. Qualification as an Independent Director shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.

Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.	Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.

Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.

Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.

Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.

Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.

Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities. In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.

Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities. In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.

Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.	Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.	Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.
Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.	Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.	Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.

Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:

I. to comply and cause compliance with these Bylaws and shareholder resolutions;

II. to direct the general conduct of the business and affairs of the Company;

III. to elect and remove Officers and to establish their duties;

IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;

V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;

VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;

VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;

VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;

IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;

X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;

XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;

XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;

XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;

XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;

XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;

XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;

XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;

XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

XX. to appoint and remove the Ombudsman of the Company;

XXI. to appoint and remove the members of the Audit and Appointment and Compensation Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Section VI and VII of these Bylaws;

XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;

XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);

XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Section X of these Bylaws;

XXVII. to manifest favorable or otherwise regarding about any public offer of shares that has as object the shares issued by Company, through prior grounded opinion, issued within 15 (fifteen) days of the publication of the public offering acquisition of shares notice, which should approach at least: (i) the convenience and opportunity of the public offer for acquisition of shares refer to the interest of all shareholders and in relation to the liquidity of the securities of it owns, (ii) the impact of the public offer of shares acquisition over the interests of the Company; (iii) strategic plans disclosed by the issuer relating to the Company, (iv) other items which the Board of Directors considers appropriate and the information required by applicable rules established by the CVM;

XXVIII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

XXIX. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws;

XXX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning;

XXXI. to establish the rules to govern Units, as set forth in Article XIII of these Bylaws;

XXXII. to supervise the plan, operational, control and review of the compensation of the directors of the Company, observing the proposals of the Compensation and Appointment Committee; and

XXXIII. to provide that the compensation intern rules of the directors is in line to the regulation published by Brazilian Central Bank.

Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:

I. to comply and cause compliance with these Bylaws and shareholder resolutions;

II. to direct the general conduct of the business and affairs of the Company;

III. to elect and remove Officers and to establish their duties;

IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;

V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;

VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;

VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;

VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;

IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;

X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;

XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;

XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, as well as the issuance of credit securities and convertible instruments within the limits set forth in §1 of article 5 hereof with further powers to exclude or limit the exercise of preemptive rights in issuances of shares, warrants, credit securities and other convertible instruments, to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;

XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;

XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;

XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;

XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;

XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;

XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

XX. to appoint and remove the Ombudsman of the Company;

XXI. to appoint and remove the members of the Audit and Appointment and Compensation Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Section VI and VII of these Bylaws;

XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;

XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);

XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Section X of these Bylaws;

XXVII. to manifest favorable or otherwise regarding about any public offer of shares that has as object the shares issued by Company, through prior grounded opinion, issued within 15 (fifteen) days of the publication of the public offering acquisition of shares notice, which should approach at least: (i) the convenience and opportunity of the public offer for acquisition of shares refer to the interest of all shareholders and in relation to the liquidity of the securities of it owns, (ii) the impact of the public offer of shares acquisition over the interests of the Company; (iii) strategic plans disclosed by the issuer relating to the Company, (iv) other items which the Board of Directors considers appropriate and the information required by applicable rules established by the CVM;

XXVIII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

XXIX. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws;

XXX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning;

XXXI. to establish the rules to govern Units, as set forth in Article XIII of these Bylaws;

XXXII. to supervise the plan, operational, control and review of the compensation of the directors of the Company, observing the proposals of the Compensation and Appointment Committee; and

XXXIII. to provide that the compensation intern rules of the directors is in line to the regulation published by Brazilian Central Bank.

Article 18. It shall be the duty of the Chairman of the Board of Directors:

I. to call and preside over the Board meetings;

II. to call the shareholders’ meeting;

III. to direct preparation for Board meetings;

IV. to assign special tasks to the Directors; and

V. to call the members of the Fiscal Council, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Fiscal Council.

Article 18. It shall be the duty of the Chairman of the Board of Directors:

I. to call and preside over the Board meetings;

II. to call the shareholders’ meeting;

III. to direct preparation for Board meetings;

IV. to assign special tasks to the Directors; and

V. to call the members of the Fiscal Council, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Fiscal Council.

CHAPTER II - BOARD OF EXECUTIVE OFFICERS	CHAPTER II - BOARD OF EXECUTIVE OFFICERS

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation.

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation

Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.	Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.
Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.	Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.
Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.	Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.
Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.	Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.

Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.	Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.

Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.

Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.

Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.	Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.

Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 27 below, and such meeting may be held:

I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or

II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or

III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.

Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 27 below, and such meeting may be held:

I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or

II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or

III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.

Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.

Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.

Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

Paragraph 4. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 27, both of these Bylaws.

Paragraph 4. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 27, both of these Bylaws.

Article 22. The assignments and duties of the Board of Executive Officers are:

I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;

II – to designate representatives and correspondents within the country and abroad;

III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;

IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Section IX;

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

VII – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;

VIII – submit to the Board of Directors the financial statements;

IX – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and

X – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 27 hereof;

Article 22. The assignments and duties of the Board of Executive Officers are:

I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;

II – to designate representatives and correspondents within the country and abroad;

III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;

IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Section IX;

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

VII – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;

VIII – submit to the Board of Directors the financial statements;

IX – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and

X – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 27 hereof;

Article 23. The Executive Officers will have an Executive Committee, with decision nature, who is responsible of deliberate of matters related to business management, operational support, human resources, capital allocation, relevant projects in the areas of technology, infrastructure and services of the Company and entities members of the conglomerate Santander in Brazil, and other duties as may be established by the Board of Directors from time to time.

Article 23. The Executive Officers will have an Executive Committee, with decision nature, who is responsible of deliberate of matters related to business management, operational support, human resources, capital allocation, relevant projects in the areas of technology, infrastructure and services of the Company and entities members of the conglomerate Santander in Brazil, and other duties as may be established by the Board of Directors from time to time.

Paragraph 1. The Executive Committee shall be composed of Chief Executive Officers, the Senior Vice-Presidents Executives Officers and Vice-Presidents Executives Officers.	Paragraph 1. The Executive Committee shall be composed of Chief Executive Officers, the Senior Vice-Presidents Executives Officers and Vice-Presidents Executives Officers.
Paragraph 2. The Executive Committee shall establish on Internal procedure the operational rules for its functioning, as well as the detail of powers established in this article.	Paragraph 2. The Executive Committee shall establish on Internal procedure the operational rules for its functioning, as well as the detail of powers established in this article.

Article 24. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:

I – by any two members of the Board of Executive Officers, except Officers without a designated title;

II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1) Senior Vice President Executive Officer, or one (1) Executive Vice President Officer, or one (1) Executive Officer;

III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in-fact; or

IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.

Article 24. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:

I – by any two members of the Board of Executive Officers, except Officers without a designated title;

II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1) Senior Vice President Executive Officer, or one (1) Executive Vice President Officer, or one (1) Executive Officer;

III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in-fact; or

IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.

Paragraph 1. Subject to the provision in paragraph two of this Article 24, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title. The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.

Paragraph 1. Subject to the provision in paragraph two of this Article 24, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title. The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.

Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification. The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.

Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification. The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.

Article 25. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1) employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.

Article 25. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1) employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.

Article 26. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unit holders of companies or investment funds of which the Company is a shareholder, member or unit holder or of any entities of which the Company is a member or an associate.

Article 26. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unit holders of companies or investment funds of which the Company is a shareholder, member or unit holder or of any entities of which the Company is a member or an associate.

Article 27. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:

I – to oversee and direct the business and activities of the Company;

II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;

III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;

IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and

V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.

Article 27. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:

I – to oversee and direct the business and activities of the Company;

II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;

III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;

IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and

V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.

Sole paragraph. It is incumbent upon the:

I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;

II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;

IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and

V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.

Sole paragraph. It is incumbent upon the:

I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;

II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;

IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and

V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.

SECTION V - FISCAL COUNCIL	SECTION V - FISCAL COUNCIL

Article 28. The Company will have a Fiscal Council functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.

Article 28. The Company will have a Fiscal Council functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.

Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Fiscal Council.	Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Fiscal Council.

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations. The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil, and to attend to the applicable legal requisites.

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations. The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil, and to attend to the applicable legal requisites.

Paragraph 3. The compensation of the members of the Fiscal Council will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.

Paragraph 3. The compensation of the members of the Fiscal Council will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.

Article 29. The Fiscal Council will have such duties and authority as are assigned to them by law.	Article 29. The Fiscal Council will have such duties and authority as are assigned to them by law.
SECTION VI – AUDIT COMMITTEE	SECTION VI – AUDIT COMMITTEE

Article 30. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice. Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

Article 30. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice. Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.	Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.
Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.	Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.

Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:

I – to set operating rules for their activities through Internal Regulations;

II – to recommend the retaining or replacement of independent auditors to the Board of Directors;

III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;

IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;

V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;

VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;

VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;

IX – to meet with the Fiscal Council, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;

X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.

Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:

I – to set operating rules for their activities through Internal Regulations;

II – to recommend the retaining or replacement of independent auditors to the Board of Directors;

III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;

IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;

V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;

VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;

VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;

IX – to meet with the Fiscal Council, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;

X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.

Paragraph 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.	Paragraph 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.
SECTION VII – COMPENSATION AND APPOINTMENT COMMITTEE	SECTION VII – COMPENSATION AND APPOINTMENT COMMITTEE

Article 31. The Company will have an Compensation And Appointment Committee composed of not less than three (3) and not more than five (5) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, and at least one of the members may not be director of the Company and the others may or may not be members of the Board of Directors of the Company, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of these Bylaws. The Compensation and Appointment Committee shall have, on your composition members with the qualification and necessary experience to the judgment exercise and including any requirements to ensure their independent judgment about the compensation intern rule of the Company, including about the repercussion of these intern rule on the risk management. Such persons shall serve for a term of two (2) years and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

Article 31. The Company will have an Compensation And Appointment Committee composed of not less than three (3) and not more than five (5) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, and at least one of the members may not be director of the Company and the others may or may not be members of the Board of Directors of the Company, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of these Bylaws. The Compensation and Appointment Committee shall have, on your composition members with the qualification and necessary experience to the judgment exercise and including any requirements to ensure their independent judgment about the compensation intern rule of the Company, including about the repercussion of these intern rule on the risk management. Such persons shall serve for a term of two (2) years and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

Paragraph 1. A Coordinator will be designated for the Compensation and Appointment Committee upon the appointment of its members.	Paragraph 1. A Coordinator will be designated for the Compensation and Appointment Committee upon the appointment of its members.
Paragraph 2. The Compensation and Appointment Committee will report directly to the Board of Directors of the Company.	Paragraph 2. The Compensation and Appointment Committee will report directly to the Board of Directors of the Company.

Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Compensation and Appointment Committee:

I - to set operating rules for their activities through Internal Regulations;

II - to elaborate the compensation Intern Procedure of the directors of the Company, propose to the Board of Directors options to the variable and fix compensation, benefits and special programs to recruiting and to fire;

III – to supervise the implement and operation of the compensation intern rules of the directors of the Company;

IV- to review, annually the compensation Intern Procedure of the Company’s directors, recommending to the Board of Directors the correction or upgrading;

V- to recommend to the Board of Executive Officer Directors the correction or upgrading of intern rules, practices and procedures refer to you attribution;

VI – to propose to the Board of Directors the global remuneration of the directors to be submitted to the general meeting, pursuant to article 152 of Law #6.404, of 1976;

VII – to analyze future scenario, intern and extern, and if its possible, the impacts about the compensation Intern Procedure of the directors;

VIII – to analyze the compensation Intern Procedure of the Company’s directors pursuant to the market practices, to identify significantly variance relative of the others Companies, and propose adjusts if, it is necessary;

IX – to meet with the Board of Directors, in order to discuss about the Intern Procedure, practices and procedure identify on your responsibility;

X - to prepare annually, within 90 (ninety) days since December 31 of each year, the Compensation and Appointment Committee Report, observing the applicable statutory and regulatory provisions, relative to the base data December 31 of each year; and

XI – to ensure that the compensation intern procedure of the directors shall be compatible to the risk management rules, with targets and financial situation actual and expected of the Company, and pursuant to the applicable regulatory provisions and regulations published by Brazilian Central Bank.

Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Compensation and Appointment Committee:

I - to set operating rules for their activities through Internal Regulations;

II - to elaborate the compensation Intern Procedure of the directors of the Company, propose to the Board of Directors options to the variable and fix compensation, benefits and special programs to recruiting and to fire;

III – to supervise the implement and operation of the compensation intern rules of the directors of the Company;

IV- to review, annually the compensation Intern Procedure of the Company’s directors, recommending to the Board of Directors the correction or upgrading;

V- to recommend to the Board of Executive Officer Directors the correction or upgrading of intern rules, practices and procedures refer to you attribution;

VI – to propose to the Board of Directors the global remuneration of the directors to be submitted to the general meeting, pursuant to article 152 of Law #6.404, of 1976;

VII – to analyze future scenario, intern and extern, and if its possible, the impacts about the compensation Intern Procedure of the directors;

VIII – to analyze the compensation Intern Procedure of the Company’s directors pursuant to the market practices, to identify significantly variance relative of the others Companies, and propose adjusts if, it is necessary;

IX – to meet with the Board of Directors, in order to discuss about the Intern Procedure, practices and procedure identify on your responsibility;

X - to prepare annually, within 90 (ninety) days since December 31 of each year, the Compensation and Appointment Committee Report, observing the applicable statutory and regulatory provisions, relative to the base data December 31 of each year; and

XI – to ensure that the compensation intern procedure of the directors shall be compatible to the risk management rules, with targets and financial situation actual and expected of the Company, and pursuant to the applicable regulatory provisions and regulations published by Brazilian Central Bank.

Paragraph 4. The Board of Directors shall dismiss members of the Compensation and Appointment Committee any time.	Paragraph 4. The Board of Directors shall dismiss members of the Compensation and Appointment Committee any time.
Paragraph 5. The compensation of the members of the Compensation and Appointment Committee shall be established annually by the Board of Directors.	Paragraph 5. The compensation of the members of the Compensation and Appointment Committee shall be established annually by the Board of Directors.
SECTION VIII – OMBUDSMAN	SECTION VIII – OMBUDSMAN

Article 32. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

Article 32. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities.

Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities.

Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.

Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.

Article 33. It shall be incumbent upon the Ombudsman Office:

I – to receive, enter, substantiate, analyze and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;

II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;

III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of fifteen days;

IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;

V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and

VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.

Article 33. It shall be incumbent upon the Ombudsman Office:

I – to receive, enter, substantiate, analyze and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;

II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;

III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of fifteen days;

IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;

V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and

VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.	Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.
SECTION IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	SECTION IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 34. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

Article 34. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

Article 35. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

Article 35. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

Article 36. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;

II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;

III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.

Article 36. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;

II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;

III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.

Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76.	Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76.

Article 37. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

Article 37. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.	Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 36 of these Bylaws.

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 36 of these Bylaws.

Paragraph 3. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.	Paragraph 3. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.
Article 38. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.	Article 38. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.
Article 39. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	Article 39. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.
SECTION X – TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2	SECTION X – TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2
Part I – Definitions	Part I – Definitions

Article 40. For purposes of this Article IX, the capitalized terms below will have the following meanings:

“Controlling Shareholder” means a shareholder, or the Group of Shareholders that exercises the Controlling Power in the Company.

“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.

“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.

“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.

“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.

“Acquirer” means a person to whom the Selling Controlling Shareholder transfers the Controlling Interest in the Company in a tender offer.

“Shareholder Group" means a group of people: (i) linked by voting agreements or contracts of any kind, either directly or through subsidiaries, controlling or under common control, or (ii) between which there is a relationship of control, or (iii) under common control.

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law, independently of the ownership interest held. Ownership of control is to be presumed as to a person or a Shareholders Groups, holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.

Article 40. For purposes of this Article IX, the capitalized terms below will have the following meanings:

“Controlling Shareholder” means a shareholder, or the Group of Shareholders that exercises the Controlling Power in the Company.

“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.

“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.

“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.

“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.

“Acquirer” means a person to whom the Selling Controlling Shareholder transfers the Controlling Interest in the Company in a tender offer.

“Shareholder Group" means a group of people: (i) linked by voting agreements or contracts of any kind, either directly or through subsidiaries, controlling or under common control, or (ii) between which there is a relationship of control, or (iii) under common control.

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law, independently of the ownership interest held. Ownership of control is to be presumed as to a person or a Shareholders Groups, holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.

Part II – Transfer of the Company’s Control	Part II – Transfer of the Company’s Control

Article 41. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the Acquirer of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Article 41. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the Acquirer of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.	Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.

Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.

Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.

Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.

Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.

Article 42. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefore.

Article 42. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefore.

Article 43. Any person that acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Article 41 of these Bylaws; and

II. to pay under listed below, an amount equal to the difference between the public offering price per share and the amount paid eventually acquired on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company. Referred value shall be distribute between all persons whom sell Company’s shares on floors of the Stock Exchange where the acquirer realized the acquisitions, proportionally to the net balance of each daily vendor, being up to BM&FBOVESPA to operacionalize the distribution, pursuant to the its regulament.

Article 43. Any person that acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Article 41 of these Bylaws; and

II. to pay under listed below, an amount equal to the difference between the public offering price per share and the amount paid eventually acquired on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company. Referred value shall be distribute between all persons whom sell Company’s shares on floors of the Stock Exchange where the acquirer realized the acquisitions, proportionally to the net balance of each daily vendor, being up to BM&FBOVESPA to operacionalize the distribution, pursuant to the its regulament.

Sole paragraph. Following a Transfer of Controlling Interest of the Company, the Acquirer shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

Sole paragraph. Following a Transfer of Controlling Interest of the Company, the Acquirer shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2	Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2

Article 44. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Article 48 of these Bylaws, respecting the laws and regulations applicable.

Article 44. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Article 48 of these Bylaws, respecting the laws and regulations applicable.

Article 45. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its securities issued may be traded to negotiate outside Level 2; or (ii) in according to the operation of corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, within 120 (one hundred and twenty) day from the date of the General Meeting which approved referred operation, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Article 48 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

Article 45. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its securities issued may be traded to negotiate outside Level 2; or (ii) in according to the operation of corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, within 120 (one hundred and twenty) day from the date of the General Meeting which approved referred operation, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Article 48 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

Sole paragraph. The tender offer mentioned in the leading provision of Article 45 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

Sole paragraph. The tender offer mentioned in the leading provision of Article 45 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

Article 46. In case of does not have a Controlling Shareholder, whenever approved, on General Meeting: (i) the cancellation of Company registration, the Company shall effect a public offer of shares issued, provided that in that case, can only acquire the shares owned by shareholders who voted in favor of cancellation of registration on the deliberations at the General Meeting after having acquired the shares belonging to other shareholders who have not voted in favor of that resolution and have accepted the public offer or (ii) the output of the Company from Level 2 so that its shares shall be registered out of Level 2, or (iii) a corporate reorganization pursuant to sub item (ii) of caption of article 45, the output shall be conditional to the public offering to acquire shares on the same conditions previewed on the article above.

Article 46. In case of does not have a Controlling Shareholder, whenever approved, on General Meeting: (i) the cancellation of Company registration, the Company shall effect a public offer of shares issued, provided that in that case, can only acquire the shares owned by shareholders who voted in favor of cancellation of registration on the deliberations at the General Meeting after having acquired the shares belonging to other shareholders who have not voted in favor of that resolution and have accepted the public offer or (ii) the output of the Company from Level 2 so that its shares shall be registered out of Level 2, or (iii) a corporate reorganization pursuant to sub item (ii) of caption of article 45, the output shall be conditional to the public offering to acquire shares on the same conditions previewed on the article above.

Paragraph 1. The General Meeting referred shall define the responsible(s) for the public offer to acquire shares, which one(s), present at the Meeting, shall expressly assume the obligation to realize the offer.

Paragraph 1. The General Meeting referred shall define the responsible(s) for the public offer to acquire shares, which one(s), present at the Meeting, shall expressly assume the obligation to realize the offer.

Paragraph 2. On the lack of definition of those responsible to realize the public offer to acquire shares, in case of corporate reorganization operation, which the resulting company does not have its securities admitted to trading on Level 2 of Corporate Governance; it is up to shareholders whom voted for to the corporate reorganization make such offer.

Paragraph 2. On the lack of definition of those responsible to realize the public offer to acquire shares, in case of corporate reorganization operation, which the resulting company does not have its securities admitted to trading on Level 2 of Corporate Governance; it is up to shareholders whom voted for to the corporate reorganization make such offer.

Article 47. The outputting from Level 2 because of noncompliance with the obligations contained in the Regulation of Level 2 is conditioned to the effective public offer to acquire shares, at least, from the Economic Value of the shares, to be determined in an valuation report treated on article 48 hereof this Company’s Bylaws, complied with the laws and regulations applicable.

Article 47. The outputting from Level 2 because of noncompliance with the obligations contained in the Regulation of Level 2 is conditioned to the effective public offer to acquire shares, at least, from the Economic Value of the shares, to be determined in an valuation report treated on article 48 hereof this Company’s Bylaws, complied with the laws and regulations applicable.

Paragraph 1. The Controlling Shareholder shall affect the public offer to acquire shares referred on the caption of this article.	Paragraph 1. The Controlling Shareholder shall affect the public offer to acquire shares referred on the caption of this article.

Paragraph 2. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of deliberation of the General Meeting, the shareholders who voted in favor of the resolution which implied on the respective noncompliance, shall effective the public offer to acquire shares previewed on the caption of this article.

Paragraph 2. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of deliberation of the General Meeting, the shareholders who voted in favor of the resolution which implied on the respective noncompliance, shall effective the public offer to acquire shares previewed on the caption of this article.

Paragraph 3. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of a management act or event, the directors of the Company shall call a General Meeting of shareholders whose agenda shall be the deliberation of how to remedy the noncompliance of the obligations from the Regulation of Level 2 or, if appropriate, resolve to the output of the Company from Level 2.

Paragraph 3. In the event of there is no controlling shareholder and the output of the Level 2 referred on the caption of this article throughout because of a management act or event, the directors of the Company shall call a General Meeting of shareholders whose agenda shall be the deliberation of how to remedy the noncompliance of the obligations from the Regulation of Level 2 or, if appropriate, resolve to the output of the Company from Level 2.

Paragraph 4. In case of the mentioned General Meeting on paragraph 3 above resolve by the output of the Company from Level 2, this General Meeting shall define the responsible(s) for the public offer to acquire shares referred on the caption of this article, which one(s), present(s) on the Meeting, shall expressly assume the obligation to make the offering.

Paragraph 4. In case of the mentioned General Meeting on paragraph 3 above resolve by the output of the Company from Level 2, this General Meeting shall define the responsible(s) for the public offer to acquire shares referred on the caption of this article, which one(s), present(s) on the Meeting, shall expressly assume the obligation to make the offering.

Article 48. The valuation report referred to the Title X of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Article 48. The valuation report referred to the Title X of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said on the Title X of these Bylaws is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of the shareholders representing an absolute majority of the Outstanding Shares presents at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said on the Title X of these Bylaws is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of the shareholders representing an absolute majority of the Outstanding Shares presents at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer	Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer
Part IV – Common Provisions	Part IV – Common Provisions

Article 49. A single tender offer may be made for more than one of the purposes mentioned in this Section X of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offered and that, where required under applicable legislation, the CVM’s authorization is obtained.

Article 49. A single tender offer may be made for more than one of the purposes mentioned in this Section X of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offered and that, where required under applicable legislation, the CVM’s authorization is obtained.

Article 50. The Company or the shareholders responsible for making a tender offer under this Section X of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Article 50. The Company or the shareholders responsible for making a tender offer under this Section X of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

Sole Paragraph. The provisions of the Level 2 Regulation shall prevail over the Company’s bylaws provisions, in case of prejudice to the rights of recipients of the public offerings previewed on these Bylaws.

Sole Paragraph. The provisions of the Level 2 Regulation shall prevail over the Company’s bylaws provisions, in case of prejudice to the rights of recipients of the public offerings previewed on these Bylaws.

SECTION XI – ARBITRATION COURT	SECTION XI – ARBITRATION COURT

Article 51. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), of the Penalties Regulation, on these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, as well as the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Article 51. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), of the Penalties Regulation, on these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, as well as the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.	Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the application emergency measures by the Parties before the Arbitral Tribunal constituted, shall be sent to the Judiciary, in accordance with item 5.1.3 of the Rules of Arbitration of the Market Arbitration.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the application emergency measures by the Parties before the Arbitral Tribunal constituted, shall be sent to the Judiciary, in accordance with item 5.1.3 of the Rules of Arbitration of the Market Arbitration.

Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law.	Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law.

Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made. The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.

Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made. The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.

SECTION XII - LIQUIDATION	SECTION XII - LIQUIDATION

Article 52. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

Article 52. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

SECTION XIII – ISSUANCE OF UNITS	SECTION XIII – ISSUANCE OF UNITS
Article 53. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	Article 53. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).

Paragraph 1. Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil. During such transition period, the Units may comprise share subscription receipts. The Units will be in book-entry form.

Paragraph 1. Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil. During such transition period, the Units may comprise share subscription receipts. The Units will be in book-entry form.

Paragraph 2. The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Paragraph 2. The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.	Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.
Article 54. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	Article 54. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.

Art. 55. The holder of Units will be entitled, on any time, to request Article 55. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Art. 55. The holder of Units will be entitled, on any time, to request Article 55. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof.	Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in

Article 53, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in

Article 53, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.
Article 56. The Units will entitle their holders to the same rights and privileges as the shares deposited.	Article 56. The Units will entitle their holders to the same rights and privileges as the shares deposited.

Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units. Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.

Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units. Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.

Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:

(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.

(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.

Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:

(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.

(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.

Article 57. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Article 57. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

Article 58. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

Article 58. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

SECTION XIV – GENERAL AND TRANSITORY PROVISIONS	SECTION XIV – GENERAL AND TRANSITORY PROVISIONS

Article 59. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities, respecting the Level 2 Regulation.

Article 59. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities, respecting the Level 2 Regulation.

II.        Report describing the origin and justification of the amendments proposed and analyzing their legal and financial effects

Article 5: For comments on the amendment to the main section of article 5 of the bylaws, see comments above, in Exhibit I hereto, about the proposal to decrease the Company’s share capital.

Article 17, XIII:  Refers to an amendment intended to expressly confer upon the Board of Directors authority to approve the issuance, within the limit of authorized capital, of credit securities and other eligible instruments to compose Tier I and Tier II of the Company’s regulatory capital, as set forth in prevailing regulation. The aforesaid amendment to the bylaws is part of the plan for optimization of the Company’s regulatory capital, as discussed herein.

EXHIBIT III

Minutes of the Meeting of the Board of Directors

held on September 26, 2013

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORs

MEETINGHELD ON SEPTEMBER 26, 2013

DATE, TIME AND PLACE:

September 26, 2013at 12:00, at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the members of the Company’s Board of Directors,as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; the DirectorsMr. Conrado Engel, JesúsMaría Zabalza Lotina, José Manuel Tejon BorrajoandJosé de Paiva Ferreira; the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli, and via videoconference the Directorc Mr. José Antonio Alvarez Alvarez.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

SUMMARY OF THE RESOLUTIONS: Within the scope of a plan to optimize the composition of Santander’s regulatory capital (“Patrimônio de Referência – PR”), the Board of Directors of the Company approved: (a) the filling of a F-3ASR Registration Statementin the U.S. Securities and Exchange Commission – SEC, in the United States of America, which will allow the issuance of one or more series of instruments to compose Tier I and Tier II of the regulatory capital of Santander abroad, in proportion to be determined; (b) the re-filling of part of the 20-F Form with the Securities and Exchange Commission – SEC, due to the change in the method of accounting employee’s benefits, under the terms of the Technical Pronouncement CPC No. 33 from the Accounting Pronouncements Committee, approved by the Resolution CVM No. 695, of December 13, 2012, being these effects retroactively reflected in the financial statements of the 2012, 2011 and 2010 financial years; (c) the submission of a proposal to the Company’s Shareholder’s Meeting for the amendment of item XIII of article 17 of the Company’s Bylaws, so as to authorize the issuance of credit securities and other convertible instruments, as set forth in Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192, of March 1, 2013; (d) the submission of a proposal to the Company’s Shareholder’s Meeting for the restitution of funds to the shareholders in the amount of R$ 6,000,000,000.00 (six billion reais), under the terms of articles 173 and 174 of Law No. 6404/76, as amended, without reduction of the number of shares; (e) the submission of a proposal to the Company’s Shareholder’s Meeting to, in the future and upon the conclusion of items (a) to (d) indicated above, remove the trade of shares in cents in the stock exchange upon the approval of (i) bonus shares; (ii) amendment to the bylaws in order to reflect the corporate capital’s increase resulting from the capitalization of reserves for the bonus shares; (iii) momentary adjustments in the composition of the Units; (iv) reverse split of shares in the 55:1 ratio; and (v) new amendment to the bylaws in order to reflect the reverse stock split and adjust the Units composition, which shall be composed of one (1) common share and one (1) preferred share.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of DirectorsMeetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

EXHIBIT IV

Material Fact published on September 27, 2013

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or the “Company”), complying with the provisions of Paragraph 4th of Article 157 of Law No. 6.404/76 and of Ruling No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that, in order to optimize Santander Brasil’s capital structure and in light of the new prudent capital requirements applicable to financial institutions (also known as “Basel III”), the Board of Directors will submit for shareholders’ approval a proposal of optimization of the composition of Santander Brasil’s regulatory capital (RC) (“Plan for Optimization of the RC”), maintaining its current volume and diversifying it in terms of currency and composition. The objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and growing assets. The Plan for Optimization of the RC involves the steps detailed below:

(1)       distribution of equity to the shareholders of Santander Brasil in a total amount of six billion Reais  (R$6,000,000,000.00), which will be submitted for approval by the Company’s Shareholders’ Meeting;

(2) issuance abroad of instruments to compose Tier I and Tier II of the regulatory capital of Santander Brasil, in a proportion to be determined, in an amount equivalent to the abovementioned distribution of equity, which will be submitted for approval by the Board of Directors of the Company; and

(3) a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit), with the purpose of eliminating trading in cents, increasing the share liquidity and reducing the trading costs.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

Distribution of Equity to the Shareholders

The Plan for Optimization of the RC initially involves a distribution of equity to the shareholders in a total amount of six billion Reais  (R$6,000,000,000.00), corresponding to R$ 1.584069138330

II.        Report describing the origin and justification of the amendments proposed and analyzing their legal and financial effects

Article 5: For comments on the amendment to the main section of article 5 of the bylaws, see comments above, in Exhibit I hereto, about the proposal to decrease the Company’s share capital.

Article 17, XIII:  Refers to an amendment intended to expressly confer upon the Board of Directors authority to approve the issuance, within the limit of authorized capital, of credit securities and other eligible instruments to compose Tier I and Tier II of the Company’s regulatory capital, as set forth in prevailing regulation. The aforesaid amendment to the bylaws is part of the plan for optimization of the Company’s regulatory capital, as discussed herein.

EXHIBIT III

Minutes of the Meeting of the Board of Directors

held on September 26, 2013

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORs

MEETINGHELD ON SEPTEMBER 26, 2013

DATE, TIME AND PLACE:

September 26, 2013at 12:00, at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the members of the Company’s Board of Directors,as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; the DirectorsMr. Conrado Engel, JesúsMaría Zabalza Lotina, José Manuel Tejon BorrajoandJosé de Paiva Ferreira; the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli, and via videoconference the Directorc Mr. José Antonio Alvarez Alvarez.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

SUMMARY OF THE RESOLUTIONS: Within the scope of a plan to optimize the composition of Santander’s regulatory capital (“Patrimônio de Referência – PR”), the Board of Directors of the Company approved: (a) the filling of a F-3ASR Registration Statementin the U.S. Securities and Exchange Commission – SEC, in the United States of America, which will allow the issuance of one or more series of instruments to compose Tier I and Tier II of the regulatory capital of Santander abroad, in proportion to be determined; (b) the re-filling of part of the 20-F Form with the Securities and Exchange Commission – SEC, due to the change in the method of accounting employee’s benefits, under the terms of the Technical Pronouncement CPC No. 33 from the Accounting Pronouncements Committee, approved by the Resolution CVM No. 695, of December 13, 2012, being these effects retroactively reflected in the financial statements of the 2012, 2011 and 2010 financial years; (c) the submission of a proposal to the Company’s Shareholder’s Meeting for the amendment of item XIII of article 17 of the Company’s Bylaws, so as to authorize the issuance of credit securities and other convertible instruments, as set forth in Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192, of March 1, 2013; (d) the submission of a proposal to the Company’s Shareholder’s Meeting for the restitution of funds to the shareholders in the amount of R$ 6,000,000,000.00 (six billion reais), under the terms of articles 173 and 174 of Law No. 6404/76, as amended, without reduction of the number of shares; (e) the submission of a proposal to the Company’s Shareholder’s Meeting to, in the future and upon the conclusion of items (a) to (d) indicated above, remove the trade of shares in cents in the stock exchange upon the approval of (i) bonus shares; (ii) amendment to the bylaws in order to reflect the corporate capital’s increase resulting from the capitalization of reserves for the bonus shares; (iii) momentary adjustments in the composition of the Units; (iv) reverse split of shares in the 55:1 ratio; and (v) new amendment to the bylaws in order to reflect the reverse stock split and adjust the Units composition, which shall be composed of one (1) common share and one (1) preferred share.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of DirectorsMeetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

EXHIBIT IV

Material Fact published on September 27, 2013

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or the “Company”), complying with the provisions of Paragraph 4th of Article 157 of Law No. 6.404/76 and of Ruling No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that, in order to optimize Santander Brasil’s capital structure and in light of the new prudent capital requirements applicable to financial institutions (also known as “Basel III”), the Board of Directors will submit for shareholders’ approval a proposal of optimization of the composition of Santander Brasil’s regulatory capital (RC) (“Plan for Optimization of the RC”), maintaining its current volume and diversifying it in terms of currency and composition. The objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and growing assets. The Plan for Optimization of the RC involves the steps detailed below:

(1)       distribution of equity to the shareholders of Santander Brasil in a total amount of six billion Reais  (R$6,000,000,000.00), which will be submitted for approval by the Company’s Shareholders’ Meeting;

(2) issuance abroad of instruments to compose Tier I and Tier II of the regulatory capital of Santander Brasil, in a proportion to be determined, in an amount equivalent to the abovementioned distribution of equity, which will be submitted for approval by the Board of Directors of the Company; and

(3) a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit), with the purpose of eliminating trading in cents, increasing the share liquidity and reducing the trading costs.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

Distribution of Equity to the Shareholders

The Plan for Optimization of the RC initially involves a distribution of equity to the shareholders in a total amount of six billion Reais  (R$6,000,000,000.00), corresponding to R$ 1.584069138330 for each Unit and R$ 0.015086372746 for each common share (“ON”) or preferred share (“PN”) (“Distribution of Equity”).

After giving effect to the Distribution of Equity, the capital stock of the Company will be changed from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$56,828,201,614.21), without share reduction.

The effectiveness of the Distribution of Equity is conditioned on (i) its approval by the Extraordinary Shareholders’ Meeting (“ESM”), to be timely called; (ii) the completion of the procedure for opposition by unsecured creditors, as set forth in Article 174 of Law No. 6.404/76; and (iii) its approval by the Central Bank of Brasil (“BACEN”), as set forth in applicable regulations, and the filing of the minutes of the ESM with the Commercial Registry of the State of São Paulo – JUCESP.

Upon compliance with the conditions set out above, the Company will publish a Notice to the Shareholders to inform (i) the deadlines for payment of the funds to the shareholders proportionally to their participations in the Company´s capital stock, without monetary adjustment from the date of the ESM to the date of such payment; and (ii) the date upon which the Units and the shares will be traded ex-right Distribution of Equity. Until such date is set and disclosed in a Notice to the Shareholders, the Units and the shares will continue to be traded with the rights to Distribution of Equity.

Issuance of Instruments (Tier I and Tier II)

In accordance with the Plan for Optimization of the RC, the Board of Directors approved the filing of an F-3ASR Registration Statement (“Notes Program”) with the U.S. Securities and Exchange Commission – SEC, which will enable the issuance abroad of one or more series of instruments, in the form of notes (“Notes”). The Company will request to BACEN an authorization that the Notes be included in tier I and/or tier II of its regulatory capital, pursuant to the provisions of the Brazilian National Monetary Council (“CMM”) Resolution No. 4.192, of March 1, 2013. Furthermore, the Notes will have terms and conditions in order to receive equivalent regulatory treatment consistent with the regulations of the European Union related to the Basel III implementation. The Notes may only be issued if the Distribution of Equity to the shareholders is effective.

The Notes Program will involve issuances in a total amount equivalent in US dollars to six billion Reais (R$6,000,000,000.00). The terms and conditions of the Notes that may be issued pursuant to the Notes Program will be set in accordance with the market conditions existing at the time of the applicable issuances. The Company’s management will determine the composition of the Notes that will be included in tier I and/or tier II of the regulatory capital.

The Company intends to allow its shareholders, if they wish, to participate in the Notes issuance, in light of the close corporate relationship between the Company and its shareholders, subject to a minimum investment to be determined according to applicable regulations and market conditions. Santander Spain has expressed its commitment to subscribe and pay for the aggregate principal amount of the Notes proportional to its equity interest in the Company, as well as any Notes that are not subscribed by other shareholders.

The Notes will not be offered publicly in Brazil; therefore, there will be no registration with the Brazilian Securities Commission – CVM nor any trading in the Brazilian market.

The Company will publish in due course a Notice to the Shareholders with (i) the terms and conditions of the Notes; and (ii) the record date for subscription rights, as well as the procedures and timeframes for subscription of the Notes that must be complied with by any interested shareholders.

In order to allow for the reinvestment in the Notes by the shareholders, the financial settlement of the Notes will occur immediately after the effectiveness of the Distribution of Equity.

Bonus Share, Adjustment in the Composition of the Units and Share Inplit

Upon completion of the aforementioned steps of the Plan for Optimization of the RC, a Shareholders’ Meeting will analyze the proposal presented by the Board of Directors with the purpose of eliminating the trading in cents.

In general terms, the proposal involves the following measures:

Bonus Share

Bonus share at the rate of 0.047619048 PN share for each ON share (SANB3) or PN share (SANB4) traded independently, which will result in a bonus shares of 5 PN shares for each Unit (SANB11) through the capitalization of reserves in the amount of R$171,798,385.79 (one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais and seventy-nine cents), as set forth in Article 169 of the Brazilian Corporate Law.

If the bonus shares are approved by means of the capitalization of reserves mentioned above, the Company’s Bylaws will be amended as follows: (i) Article 5 of the Company’s Bylaws will be amended to reflect the new capital stock of the Company, which will then be of R$57,000,000,000.00 (fifty-seven billion Reais), divided into 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) ON shares and 205,204,486,108 (two hundred and five billion, two hundred and four million, four hundred and eighty-six thousand, one hundred and eight) PN shares; and (ii) Article 56 of the Bylaws will be amended in order to establish that the Units will be comprised of fifty-five (55) ON shares and fifty-five (55) PN shares.

Share Reverse Split (Inplit)

Share reverse split (inplit) of the totality of the issued ON shares and PN shares of the Company´s capital stock, in a proportion of 55:1, so that every fifty-five (55) ON shares and fifty-five (55) PN shares will then correspond to one (1) ON share and one (1) PN share, respectively, with the number of shares comprising the capital stock thereafter being 3,869,849,668 (three billion, eight hundred and sixty-nine million, eight hundred and forty-nine thousand, six hundred and sixty- eight) ON shares and  3,730,990,657 (three billion, seven hundred and thirty million, nine hundred ninety thousand, six hundred and fifty-seven) PN shares, totaling 7,600,840,325 (seven billion, six hundred million, eight hundred and forty thousand, three hundred and twenty-five) shares, all of which with no par value, to be distributed among the shareholders proportionally to their equity participation prior to the share split.

Fractional Shares

The Company´s management will comply with the provisions of Article 1, item XI, of CVM Instruction No. 323/00 and other rules and procedures applicable to the fractional shares resulting from the share inplit.

An affiliate of Santander Spain, the controlling shareholder of Santander Brasil, will deliver, at no cost, fractions of shares to the shareholders that, due to the share inplit, remain with an amount of shares that does not represent an integer. The fractions of shares will be delivered by the affiliate of Santander Spain in sufficient amount to compose shares with integer figures (i.e., integer closest to the fractioned number of shares).

Adjustment of the composition of the Units

Amendment to Article 56 of the Company´s Bylaws, with the purpose of establishing that the Units, due to the approval of the share inplit, will be comprised of one (1) ON share and one (1) PN share. The ADRs (American Deposit Receipts) will continue to be comprised by one Unit.

It is expected that the proposal for a bonus share, adjustment of the composition of the Units and share inplit will be submitted for the approval by the Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for Distribution of Equity and issuance of the instruments to compose tier I and tier II of Santander Brasil’s regulatory capital discussed above.

Disclaimer in the United States:

This notice does not represent an offer to sell, or a request for an offer to acquire any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer, the request or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes Program with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

São Paulo, September 26th, 2013.

Carlos Alberto López Galán

Investors Relation Officer

Banco Santander (Brasil) S.A.

EXHIBIT V

Proposal of changing the composition of the Company’s Board of Directors

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Celso Clemente Giacometti
Age	69
Job	Manager
CPF orpassportnumber	029.303.408-78
Post occupied	Chairman and Independent Member of the Company’s Board of Directors
Election date	08/28/2013
Take Office date	08/28/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Member of the Audit Committee, the Remuneration and Appointments Committee and of the Corporate Governance and Sustainability Committee, and he is also coordinator of the Risk Committee
Electedbythecontroller	Yes

Nome	Jesús Maria ZabalzaLotina
Idade	55
Profissão	Engineer
CPF ou nº do passaporte	236.328.588-37
Cargo eletivo ocupado	Vice-President of the Company’s Board of Directors
Data de eleição	06/03/2013
Data da Posse	06/12/2013
Prazo do mandato	OSM of 2015
Outros cargos ou funções exercidos no emissor	President Officer (CEO)
Eleito pelo controlador	Yes

Name	Conrado Engel
Age	55
Job	Engineer
CPF orpassportnumber	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Senior Vice- President Executive Officer and member of the Risk Committee
Electedbythecontroller	Yes

Name	Jose Antonio Alvarez Alvarez
Age	53
Job	Executive
CPF orpassportnumber	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	04/29//2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	No
Electedbythecontroller	Yes

Name	José Manuel Tejón Borrajo
Age	61
Job	Economist
CPF orpassportnumber	233.771.468-30
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	No
Electedbythecontroller	Yes

Name	José de Paiva Ferreira
Age	54
Job	Manager
CPF orpassportnumber	007.805.468-06
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Senior Vice- President Executive Officer
Electedbythecontroller	Yes

Name	Marília ArtimonteRocca
Age	40
Job	Entrepreneur
CPF orpassportnumber	252.935.048-51
Post occupied	Independent Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Member of the Corporate Governance and Sustainability Committee
Electedbythecontroller	Yes

Name	Viviane Senna Lalli
Age	55
Job	Entrepreneur
CPF orpassportnumber	077.538.178-09
Post occupied	Independent Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Member of the Remuneration and Appointments Committee
Electedbythecontroller	Sim

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the post;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct ou indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

ii. indication of all posts of the Management on the open company.

a. CV:

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de CiênciasEconômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—TransmissãoPaulista. He was also the CEO of SoutoVidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and inOctober 2011, he was appointed asour Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice-Presidente of this body and, on August 28, 2013 he was conduct to the position of Chairman of Banco Santander (Brasil) S.A. Moreover, Mr. Giacometti is a member of the Audit Committee, the Remuneration and Appointments Committee and of the Corporate Governance and Sustainability Committee, and he is also Coordinator of the Risk Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Jesús Maria ZabalzaLotina. Mr. Zabalzais a Spanish citizen, graduated on Industrial Engineering and always has worked on the financial market.In 1982, he worked at BancoVizcaya, where he occupied the position of Officer on plenty of different campuses in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer on the Burgos Region, already as BBV. He followed his carreer always occupingthe highest positions at BBV and right after that at BancoHipotecário and Caixa Postal, where he could occupy the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as  Assistent Officer, where he was responsible to conduct the expending proceeding starting from Cataluña, and where he was also member fo the Directive Board. Since 2002, he has been General Officer of Banco Santander and of Latin America Division. He also occupies the position of First Vice-President of the Banco Santander Chile Board of Officers, as well as a member of the Board of Officers of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice-President of the Spanish Association of Executives of Finance (AEEF).

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the InstitutoTecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the cards officer of BancoNacional-Unibanco. In 1998 he was elected chief executive officer of FinanceiraLosango. In October 2003 he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for the retail business of the bank.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial director of Banco Bilbao VizcayaArgentaria, S.A. in Spain from 1999 to 2002 and as financial director of CorporaciónBancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for BancoHipotecario, S.A. in Spain from 1993 to 1995 and vice president of FinanpostalGestiónFondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de MercadosEspañoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of CantabroCatalana de Inversiones, S.A., a member of the board of directors of Santander Securities Inc., the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de BancosLatinoamericanos Santander, S.L. and chairman of the board of directors of GrupoEmpresarial Santander, S.L.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from the FundaçãoGetúlio Vargas, a post-graduate degree in business from the FundaçãoGetúlio Vargas and an MBA from the Wharton School of Business. He started at BancoBradesco in 1973 and joined BancoGeral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of BancoGeral do Comércio S.A., Banco Santander Noroeste S.A., BancoMeridional, Banco do Estado de São Paulo S.A.—Banespa, and Santander Brasil.

MaríliaArtimonteRocca.  Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from FundaçãoGetúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner director at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she has worked since the acquisition in 2007. She has been a member of the boards of directors of Totvs since 2001, Endeavor Brasil since 2005, and Santander Brasil since 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed every year until now as a member of the Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award, the country’s most relevant award granted to women.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelor’s degree in psychology from the PontifíciaUniversidadeCatólica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca Cola, Energias do Brasil, ADVB and TodospelaEducação and of the orientation and social investment committees of BancoItaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Curt or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Curt or administrative proceedings.

12.9. Inform the existece of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has two members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, deptor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT VI

Related Documents and Links

All documents mentioned herein may be found in the links below.Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br:Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer